SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)<F1>

                              REHABCARE GROUP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   759148 10 9
                                 (CUSIP Number)

                                            COPY TO: Robert M. LaRose, Esq.
         James M. Usdan                              THOMPSON COBURN
         7733 Forsyth Boulevard Suite 1700           One Mercantile Center
         St. Louis, Missouri 63105                   St. Louis, Missouri 63101
         (314) 863-7422                              (314) 552-6000
      -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 14, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F1>The remainder of this cover page shall be filled outfor a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

 CUSIP No.  759148 10 9          13D


================================================================================
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              James M. Usdan
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)/ /
                                                                     (b)/ /
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              PF
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)/ /


--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
         NUMBER OF                 7       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                        55,095
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                                   8       SHARED VOTING POWER

                                            --
                                   9       SOLE DISPOSITIVE POWER

                                           55,095

                                  10       SHARED DISPOSITIVE POWER

                                           --
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              311,680

--------------------------------------------------------------------------------
    12        CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                 / /

--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.74%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON

              IN
================================================================================

Item 3.           Source and Amount of Funds or Other Consideration.

                  James M. Usdan obtained 55,430 of the shares of RehabCare Common Stock reported in this Schedule 13D with personal funds. The remaining 256,250 shares of RehabCare Common Stock reported in this Schedule 13D as beneficially owned by Mr. Usdan are presently exercisable options to purchase RehabCare Common Stock which Mr. Usdan received from RehabCare.

Item 5.           Interest in Securities of the Issuer.

                  (a) James M. Usdan may be deemed to be the beneficial owner of 311,680 shares (including 256,250 shares subject to stock options) of RehabCare Common Stock, representing 7.74% of the 3,768,172 shares of such class issued and outstanding as of April 11, 1997.

                  (b) James M. Usdan may be deemed to have sole voting and dispositive power with respect to 55,095 shares of RehabCare Common Stock, which shares represent 1.36 percent of the 3,768,172 shares of such class issued and outstanding as of April 11, 1997.

                  (c) Between February 10, 1997 and April 11, 1997, James M. Usdan effected a total of seven transactions in RehabCare Common Stock:

                           (1)      On  February  11,   1997,   James  M.  Usdan
                                    purchased   62.075  shares  at  $21.125  per
                                    share.   The  transaction  was  effected  by
                                    Boatmen's Trust Company on the open market.

                           (2) On February 24, 1997, James M. Usdan purchased 125 shares at $21.875 per share. The transaction was effected by Merill Lynch & Company on the open market.

                           (3) On February 24, 1997, James M. Usdan purchased 395 shares at $21.875 per share. The transaction was effected by Merill Lynch & Company on the open market.

                           (4)      On  March  11,  1997,  James M.  Usdan  sold
                                    105.095  shares at $23.920  per  share.  The
                                    transaction  was effected by Boatmen's Trust
                                    Company on the open market.

                           (5)      On April 1, 1997,  James M. Usdan  purchased
                                    54.688  shares at  $24.000  per  share.  The
                                    transaction  was effected by Boatmen's Trust
                                    Company on the open market.

                           (6) On April 2, 1997, James M. Usdan purchased 110 shares at $24.750 per share. The transaction was effected by Merill Lynch & Company on the open market.

                           (7)      On April 10, 1997,  James M. Usdan purchased
                                    56.512  shares at  $25.290  per  share.  The
                                    transaction  was effected by Boatmen's Trust
                                    Company on the open market.

                  (d)      Not applicable.

                  (e)      Not applicable.




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 11, 1997                                /s/ James M. Usdan
                                                     James M. Usdan